1. Name and Address of Reporting Person
   Hall, James C.
   8152 Ascot Glen Court
   Liberty Township, OH 45044
2. Issuer Name and Ticker or Trading Symbol
   First Financial Bancorp (FFBC)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Day/Year
   01/17/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                    01/17/2003            J         1871        A   $0.0000    10896 <F1>     D
                                                      <F2>
Common Stock                                                                               2521.7806      I           401-K
Common Stock                    01/17/2003            J         -3125       D   $0.0000    18795          I           Restricted
                                                      <F3>                                                            Stock Awards

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
1996 (ISO)  $11.3019                                                  01/24/2006 Common                      1537    D
Stock                                                                            Stock
Option
1997 (ISO)  $10.5508                                                  01/28/2007 Common                      4193    D
Stock                                                                            Stock
Option
1998 (NQ)   $19.087                                                   01/27/2008 Common                      5082    D
Stock                                                                            Stock
Option
1999 (ISO)  $22.565                                                   01/25/2009 Common                      4201    D
Stock                                                                            Stock
Option
1999 (NQ)   $22.565                                                   01/25/2009 Common                      4461    D
Stock                                                                            Stock
Option
2000 (ISO)  $17.56                                                    01/24/2010 Common                      5694    D
Stock                                                                            Stock
Option
2000 (NQ)   $17.56                                                    01/24/2010 Common                      14571   D
Stock                                                                            Stock
Option
1994 (ISO)  $10.5363                                                  02/22/2004 Common                      2879    D
Stock                                                                            Stock
Option
2001 (ISO)  $16.0124                                                  01/22/2011 Common                      6244    D
Stock                                                                            Stock
Option
2001 (NQ)   $16.0124                                                  01/22/2011 Common                      1631    D
Stock                                                                            Stock
Option
1993 (ISO)  $8.1965                                                   05/12/2003 Common                      2670    D
Stock                                                                            Stock
Option
2002 (ISO)  $17.2                                                     01/17/2012 Common                      5813    D
Stock                                                                            Stock
Option
2002 (NQ)   $17.2                                                     01/17/2012 Common                      4187    D
Stock                                                                            Stock
Option

Explanation of Responses:

<F1>
Includes shares in dividend reinvestment account
<F2>
Vesting of Restricted Stock Award (less shares sold to cover taxes)
<F3>
Vesting of Restricted Stock Award

SIGNATURE OF REPORTING PERSON
/s/ Terri J. Ziepfel

DATE
01/22/2003